

May 30, 2024

John Schaible
Manager
Quantum Ventures LLC
4030 Henderson Blvd., Suite 712
Tampa, FL 33629

> **Re: Quantum Ventures LLC**
> **AtlasClear Holdings, Inc.**
> **Schedule 13D Filed by Quantum Ventures LLC**
> **Filed April 24, 2024**
> **File No. 005-94452**

Dear John Schaible:

We have reviewed the above-captioned filing and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please tell us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

Schedule 13D Filed April 24, 2024

General

1. We note the date of the event reported as requiring the filing of the Statement was February 9, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 9, 2024 event date, the Schedule 13D submitted on April 24, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

2. Please amend Item 2 of the Statement to include the present principal occupation or employment of Messrs. Schaible, Caamano, and Patel, the three managers of the Reporting Person, and the name, principal business and address of any corporation or

other organization in which such employment is conducted. See Instruction C within the "Special Instructions for Complying With Schedule 13D" and subsection (c) of Item 2 at Rule 13d-101 of Regulation 13D-G.

3. Please amend Item 4 of the Statement to include any plans or proposals which relate to or would result in the enumerated items listed in subsections (a)-(j) of Item 4 of Schedule 13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.

We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at 202-551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions